September 22, 2010

VIA EDGAR
Mr. Mark Webb
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

RE:	Beacon Federal Bancorp Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Form 10-Q for the Period Ended March 31, 2010
Form 10-Q for the Period Ended June 30, 2010

Dear Mr. Webb:

Beacon Federal Bancorp Inc. (“the Company,” “we,” or “our”) is providing the following responses to the comments contained in your letter dated August 10, 2010 regarding our (i) Form 10-K for the fiscal year ended December 31, 2009; (ii) Form 10-Q for the period ended March 31, 2010; and (iii) Form 10-Q for the period ended June 30, 2010.  We have repeated each of the Staff's comments below in the order presented in the Comment Letter, followed by the Company's responses to each comment.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 1. Business

Non-Performing and Problem Assets, page 15

1.
We note your reference to “restructured” non-accrual loans in your disclosure on page 15.  Please tell us whether you hold any loans that have been restructured or otherwise modified from their original terms in your loan portfolio at any period end.  If you do, Please tell us and revise future filings to address the following:

We do hold loans that have been both restructured or otherwise modified from their original terms.

a.
Describe the key features of your loan modification program(s), including a description of the significant terms modified and the typical length of each of the modified terms.  Please provide this information separately for loans that are collateral-dependent and loans that are not collateral-dependent.

Mr. Mark Webb
September 22, 2010

We will revise future filings to include the following disclosure:

The Bank does not generally offer modification programs for collateral-dependent loans.  Only in a situation where the collateral was not expected to be sufficient to recover the Bank’s investment in the loan would a modification be considered for a collateral-dependent loan, and in those cases the loan would be subject to the Bank’s modification programs.  A loan may be modified when the Bank determines that a borrower’s financial condition has deteriorated to an extent that the borrower’s ability to meet the original repayment terms is in question and where the Bank believes the borrower will eventually overcome those circumstances and repay the loan in full. When deemed appropriate, short-term payment plans have been developed that enable borrowers to bring their loans current, generally within six to twelve months. The most prevalent modification the Bank has offered is on commercial real estate and commercial business loans.  The Bank offers to place these loans on interest-only payments at a market interest rate for a short period of time, generally six to twelve months, effectively extending the term of the original loan.  At the conclusion of the interest-only period, a review of the debtor’s financial statements is completed to determine the viability of returning the loans to scheduled principal and interest payments according to the original terms.  At December 31, 2009, there was one collateral dependent commercial real estate loan with an interest-only payment period of twenty-four months at a below market interest rate.  All other modifications were interest-only periods of twelve months or less at market interest rates for both collateral and non collateral-dependent commercial loans.

b.
Quantify your restructured loans by type of concession made (e.g. reduction in interest rate, payment extensions, forgiveness of principal, etc.) and provide a narrative disclosure addressing your success/re-default rates for each type of concession.  Please provide this information separately for loans that are collateral-dependent and loans that are not collateral-dependent.

We will revise future filings to include the following disclosure:

As of December 31, 2009, the Bank had the following restructured commercial loans by type of concession made:

Type of Concession	# of Loans	Remaining unamortized cost

Commercial loans - non collateral-dependent
Interest-only for 6 to 12 months	6	$1,358,745
Term extended and interest rate reduced (reduced to market rate)	2	607,313

Commercial loans - collateral-dependent
Interest-only for 6 to 12 months	4	$1,427,545
Interest-only for 24 months at a below market interest rate	1	2,960,880

The Bank has been offering commercial loan products since 1999.  However, the majority of the Bank’s commercial portfolio is less than six years old and many of the restructured loans surfaced in the past two years.  Due to the Bank’s short history of modified loans we do not have complete information regarding the success or re-default rates for commercial modified loans through disposition.   Of the Bank’s ten loans that were placed on interest only payments at December 31, 2009, five of the loans had been returned to principal and interest payments, three loans interest only periods had not expired and two loans were back in default.    Both loans that had their term extended and interest rate reduced (reduced to a market rate for performing loans) are performing under their modified terms.  The interest-only for twenty-four months at a below market interest rate loan has defaulted and is being accounted for as a troubled debt restructuring.

Mr. Mark Webb
September 22, 2010

c.	Quantify and provide a narrative discussion of the number of second/junior liens held where the first loan has been modified, including how the allowance is developed for the second liens.

The Bank does not have any second/junior liens held where the first loan has been modified.

d.	Explain in detail how you consider whether the restructured loans are troubled debt restructurings based on ASC 310-40-15.

We will revise future filings to include the following disclosure:

Based on the underwriting at the time of the modification, the Bank makes a determination whether or not the loan is a troubled debt restructuring (“TDR”).  Modified loans are not considered TDRs when the loan terms are consistent with the Bank’s current product offerings and the borrowers meet the Bank’s current underwriting standards with regard to FICO score, debt-to-income ratio and loan-to-value ratio.

The Bank considers a TDR to be any restructured loan where a debtor’s financial difficulties leads to a concession being granted in order to maximize the probability of repayment that would not otherwise have been considered.  The restructured terms must be of a nature that the debtor could not obtain similar funds with a source other than Beacon Federal, or could only obtain similar funds at effective rates so high that it could not afford to pay them.

The Bank had one TDR as of December 31, 2009.  The loan was considered a TDR due to offering a below market interest rate in order to maximize the probability of repayment.

e.
If you do not believe these loan modifications are troubled debt restructurings under ASC 310-40-15, tell us and revise your future filings to confirm whether you believe the allowance related to the modified loans would not have been materially different if calculated pursuant to paragraph 22 of ASC 310-10-35 (SFAS 114).

Mr. Mark Webb
September 22, 2010

We will revise future filings to include the following disclosure:

Of the modified loans at December 31, 2009, only one loan has been accounted for as a TDR, with an allowance of $949,500. Of the remaining modified loans that are not TDRs, loans with a carrying value of $3,172,600 had a specific allowance of $1,014,600.  The remaining $221,000 of modified loans not specifically reserved for are subjected to our general allowance calculation.  Our reserve percentage applied to the commercial loan portfolio for our general allowance for loan loss provision is 3.74%, equating to an allowance for these remaining modified loans of $8,300.  We believe the allowance related to the modified loans that were not considered TDRs would not have been materially different if calculated pursuant to paragraph 22 of ASC 310-10-35, primarily due to the modifications being relatively short interest-only periods not having a significant impact on expected cash flows.

f.
Disclose how you determine if the borrower has demonstrated performance under the previous terms and has shown the capacity to continue to perform under the restructured terms.  Disclose your policy regarding how many payments the borrower needs to make on the restructured or modified loan before the loan is returned to accrual status.  Specifically disclose the extent to which restructured loans at December 31, 2009 and March 31, 2010 were shown as non-accrual loans within non-performing loans.

We will revise future filings to include the following disclosure:

The Bank monitors the modified loans reviewing for delinquencies under the modified terms.  If a payment is missed under the modified terms, the Bank will contact the customer to inquire as to the reason for delay.  If the customer is experiencing further financial difficulties the Bank will reassess whether the customer can perform under the modified terms.

As disclosed in the 2009 10-K on page 15, loans may be returned to accrual status if the unpaid principal and interest are repaid so that the loan is less than 120 days delinquent.

At December 31, 2009, there was $2,960,880 of restructured loans showing as non-accrual loans within non-performing loans.  At March 31, 2010, there was $4,136,221 of restructured loans showing as non-accrual loans within non-performing loans.

g.	Clearly and comprehensively discuss your non-accrual policies for restructured loans. Please clarify if you have different policies for different restructured loan types.

We will revise future filings to include the following disclosure:

Loans are automatically placed on non-accrual status when payment of principal or interest is more than 120 days delinquent.  Loans, including restructured loans, are also placed on non-accrual status if collection of principal or interest in full is in doubt.  Collateral-dependent loans will be placed on non-accrual status if the estimated proceeds, less costs to sell, of the collateral is less than the carrying value of the loan.  At any time a loan is less than 120 days delinquent and we expect to collect principal and interest in full, the loan will return to accrual status.

Mr. Mark Webb
September 22, 2010

h.
For loans that accrue interest at the time the loan is restructured, tell us and disclose whether you generally charge-off a portion of the loan.  If you do, please tell us how you consider this fact in determining whether the loan should accrue interest.  If you continue to accrue interest, tell us in detail and disclose how you concluded that repayment of interest and principal contractually due on the entire debt is reasonably assured.

We will revise future filings to include the following disclosure:

For loans that accrue interest at the time the loan is restructured, we do not generally charge-off a portion of the loan.  Factors we consider in concluding that the repayment of interest and principal contractually due on the entire debt is reasonably assured include restructuring at an interest rate we anticipate payments can be made and offering interest-only periods of a duration that will allow debtors to improve their financial condition.  Additionally we review the collateral position and any guarantees associated with the loan to determine the likelihood of collecting the contractually due interest and principal.

i.
If impairment is measured based on the present value of expected future cash flows, disclose your policy election regarding how the entire change in present value is reflected in the financial statements.  For example disclose whether the amount is recorded entirely within the provision for loan losses or whether the portion reflecting the amount attributable to the passage of time is recorded as interest income.  To the extent that part of the amount is reflected within interest income, please disclose the amount.  Refer to ASC 310-10-45 for guidance.

We will revise future filings to include the following disclosure:

Restructured loans that are considered impaired are measured based on the present value of expected future cash flows with the difference between the present value of future cash flows and carrying amount recorded through the provision of loan losses.

Part III

Item 13. Certain Relationships and Related Transactions, page 47

2.
In future filings, revise the disclosure on page 21 of the proxy statement, to state, if true, that loans were made, in the ordinary course of business and on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable loans with persons not related to the lender.  For the updated disclosure requirements, refer to Instruction 4(c) to item 404(a) of Regulation S-K.  Please confirm to the staff that you could have made this representation in this filing.

Mr. Mark Webb
September 22, 2010

We confirm that we could have made the representation that loans were made, in the ordinary course of business and on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable loans with persons not related to the Company in our proxy filing that was filed on April 19, 2010.

We have revised our disclosure to use in future proxy filings to read as follows:

Transactions with Certain Related Persons

Loans and Extensions of Credit.  Various directors, executive officers and other related persons of the Company and the Bank are indebted to the Bank through business and consumer loans offered in the ordinary course of business by the Bank.  All such loans were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the Bank, and did not involve more than the normal risk of collectability or present other unfavorable features.  The Company expects that the Bank will continue to have banking transactions in the ordinary course of business with its directors, executive officers and other related persons on substantially the same terms, including interest rates and collateral, as those then prevailing for comparable transactions with others.

In addition, loans made to a director or executive officer must be approved in advance by a majority of the disinterested members of the Board of Directors.  The aggregate amount of our loans to our officers and directors and their related entities was $1,474,000 at December 31, 2009.  As of December 31, 2009, these loans were performing according to their original terms.

Exhibit 13

Notes to Consolidated Financial Statements

Note 3 – Securities, page 29

3.
We note your other-than-temporary impairment disclosures, as well as your disclosures related to underwater pooled trust preferred securities (PTPS) and collateralized mortgage obligations (CMO) securities, beginning here on page 32 and on pages 14-17 of your Form 10-Q for the period ended March 31, 2010.  Specifically address the following related to the assumptions used in your calculation of the present value of cash flows expected to be collected:

a.	Discount rate: tell us and disclose in future filings how you determine the discount rate to use in your calculation.

Mr. Mark Webb
September 22, 2010

As was disclosed on page 16 of our Form 10-Q for the period ended March 31, 2010, and as we will disclose in future filings, to test for OTTI, we discount projected cash flows using the rate we use to accrete the beneficial interest, which is our purchased yield.

b.	Deferrals and defaults:

•	Please tell us in detail how you develop your estimate of future deferrals and defaults.

With the assistance of a third-party investment advisor, for currently performing bank issuers, we assess incremental, near-term default risk by performing ratio analyses designed to generate an estimate of the CAMELS rating that regulators use to assess the financial health of banks and thrifts. These ratios reflect the key metrics that define the acronym CAMELS, specifically capital adequacy, asset quality, earnings, liquidity, and sensitivity to interest rates. We calculate these ratios for each issuer in the pool using publicly available data for the most recent quarter, and weight the results. Capital adequacy and liquidity measures were emphasized relative to our benchmark weights to account for the current stress on the banking system. We assigned a numerical score to each issuer based on their CAMELS ratios, with scores ranging from 1 for the strongest institutions, to 4 and 5 for banks that we believe exhibit heightened default risk given the stress that currently exists in the banking system. We assume that banks with scores ranging from 1 to 3 will, on average, exhibit default patterns consistent with the assumed credit quality of PTPS pools at origination, which was comparable to that of BBB/BBB- rated corporate credits. For those issuers rated either 4 or 5 based on this ratio analysis, we conduct a second analysis where we calculate an adjusted tangible capital ratio. The numerator of this ratio is calculated as tangible capital + loan loss reserves + LTM net income – non accruals – haircuts on certain higher risk balance sheet items, such as construction and development loans and commercial real estate. The denominator for this ratio is total assets. If this ratio is less than negative 5%, we assume that the bank will default prior to the next payment date. If this ratio is between negative 5% and 0%, we assume that the bank has a 50% probability of defaulting prior to the next payment date. If the ratio is greater than 0%, we assume that the bank is not at imminent risk of default.

As a CAMELS methodology is backward looking, we still need to account for the default probabilities of banks that we currently view as solid, long term credit risks. Accordingly, we added a two-year baseline annual default rate of 2% to the collateral remaining after our CAMELS based projections. We believe that this estimate accounts for current economic conditions in that it’s based on the peak default rates experienced during the savings and loan crisis in the 1980s and 1990s, the high water mark for bank defaults in the US since 1934. For years three to maturity of each deal, we assume that that credit conditions will improve and default rates of surviving banks will revert to historical averages of approximately 0.36% annually.

With regard to currently deferring issuers, Moody’s preferred stock research reveals that, historically, 71% of issuers that suspended dividends eventually defaulted. Given the historically high default risk of deferring issuers, and the current stress on the banking system, we apply a conservative assumption that all deferring issuers will default immediately.

Mr. Mark Webb
September 22, 2010

•
Tell us how you consider the specific credit characteristics of the collateral underlying each individual security in developing your estimate of future deferrals and defaults and tell us whether you had different estimates of deferrals and defaults for each security owned.

Our consideration of the specific credit characteristics of the collateral underlying each individual security is described above. Our methodology results in different estimates of deferrals and defaults for each security we own.

•	Tell us and disclose in future filings if you treat actual deferrals the same as defaults.

We will revise future filings to include the following disclosure:

We assume that all deferrals will default, and 10% recoveries for deferrals and no recoveries for failed banks. See our response below for further detail.

•
Tell us and disclose in future filings your recovery rate assumption and how you determine it.  Specify if you have different recovery rates for actual defaults as compared to actual or estimated future deferrals and if you have different recovery rates for each security.

We will revise future filings to include the following disclosure:

Given that the Federal Reserve Board approved PTPS as a source of Tier 1 capital in 1996, the short history of PTPSs and the scarcity of bank defaults prior to the credit crisis has left us with limited data with which to estimate recoveries. A 10% recovery was obtained for Silver State Bancorp’s PTPS, and developments in the bankruptcy proceedings for Corus Bank and Washington Mutual provide some support for an assumption of positive recoveries. However, until further recovery data emerges from the bankruptcy proceedings of numerous PTPS issuers, we believe it is prudent to assume zero recoveries for all failed banks.

With regard to currently deferring issuers, Moody’s preferred stock research reveals that, historically, 71% of issuers that suspended dividends eventually defaulted. Given the historically high default risk of deferring issuers, and the current stress on the banking system, we apply a conservative assumption that all deferring issuers will default immediately. As it is likely that some deferring issuers will eventually cure, a development that is already underway with the acquisition of deferring banks by stronger banks, we assume a 10% recovery on all deferrals and projected defaults.

Mr. Mark Webb
September 22, 2010

•	Specifically tell us how you determined that defaults and deferrals announced after the balance sheet date were incorporated in your calculation of cash flows expected to be collected at period end.

Most PTPS issuers are private banks and do not publicly announce deferrals. However, to the extent that we are aware of defaults and deferrals that occur after the balance sheet date, we incorporate them in our default projections.

c.	Prepayment rate:

•	Based on the terms of your security, explain to us how prepayments can occur (e.g. call dates, auction dates, etc).

PTPS collateral is generally callable at par after five years, and most issues have passed their call dates. In addition, collateral may be called via auction calls. Auction calls were designed to create a 10-year life for deals secured by collateral with 30-year maturities. Auction calls mandate that at the end of the tenth year of a deal’s life, the trustee will submit the collateral pool to auction at a minimum price sufficient to retire the deal’s liabilities at par. Unsuccessful auctions trigger turbo provisions under which cash flows are diverted from equity holders to senior bondholders, reducing liability principal. The collateral is then resubmitted to auction on a quarterly basis at sequentially lower prices until successful.

Principal from both prepaid collateral and auction calls is distributed to bondholders in accordance with the priority of payments in each deal, which is generally sequential. We have three senior bonds, which are generally first to receive principal payments, and three mezzanine bonds, which have a lower priority.

•	Tell us and disclose in future filings your prepayment assumption and how you determine it.

We will revise future filings to include the following disclosure:

Most PTPS CDO issues have artificially low spreads that resulted from the competition for collateral among dealers during the height of CDO boom. Consequently, incentives to refinance do not exist for most bank issuers. While we do expect to see some prepayment activity from issuers that are acquired by larger banks with very low costs of capital, we believe that a blanket assumption of zero prepayments is reasonable until evidence of a prepayment trend is established.

Mr. Mark Webb
September 22, 2010

We assume that all auction calls will fail due to the dramatic decline in value of PTPS pools below the par value of PTPS CDO liabilities.

•	If your prepayment assumption changed during the year, tell us why and detail the key information on which you rely to support your change.

Our prepayment assumption has not changed.

•	Tell us how your credit loss is affected by increasing the prepayment assumption and explain why the change is reasonable.

Our prepayment assumption has not changed. In general, for bonds that are over-collateralized, net of projected collateral losses, credit losses will be zero regardless of the prepayment assumption used. For bonds that are under-collateralized, an increase in prepayments will generally increase credit losses by reducing the amount of excess spread, or net cash flow, available to service the coupon of a bond that is already impaired, or on the margin of impairment. As displayed in our attached sensitivity analysis, small increases in assumed prepayments have a marginal impact on credit losses.

•	If you used 0% as your assumption, please explain to us why you believe this is reasonable.

See our above response.

•	If you used 0% as your assumption, please provide us a sensitivity analysis of the change in credit loss at March 31, 2010 if you used a 1% prepayment assumption.

Mr. Mark Webb
September 22, 2010

Investment	Tranche	Reported OTTI Using a 0% Prepayment Assumption	OTTI Using a 1% Annual Prepayment Assumption	$ Difference
ALESCO 1	Class A-1	0.00%	0.00%
ALESCO 4	Class B-1	58.72%	61.54%	$57,396
MMCAPS 18	Class A-1	0.00%	0.00%
MM COMMUNITY 9	Class A-1	0.00%	0.00%
USCAP 1	Class B-2	1.18%	3.59%	$24,100
USCAP 3	Class A-2	0.00%	0.00%

4.
Considering the significant judgment required to determine if a security is other-than-temporarily impaired and the focus users of financial statements have placed on this area, we believe comprehensive and detailed disclosure is required to meet the disclosure requirements in ASC 320-10-50 and Item 303 of Regulation S-K for our material loss exposure.  Therefore, please address the following regarding your debt securities that are in an unrealized-loss position greater than 12-months at period end:

a.	Revise your future filings to disclose, in addition to the number of debt securities, the amount of debt securities for which the lowest credit rating was below investment grade.

This comment is being addressed by b. below with a table of all of our below investment grade securities that are in an unrealized loss position greater than 12-months at period end that will be added to our future disclosures.

b.
Revise your future filings to disclose each individual debt security with at least one rating below investment grade.  Specifically, please disclose the following information as of the most recent period end: single-issuer or pooled, class, book value, fair value, unrealized gain/loss, and lowest credit rating assigned to the security.

In future filings the Company will include the table below in the investments note under the discussion of those investment securities that are in an unrealized loss position greater than 12-months.

Mr. Mark Webb
September 22, 2010

The table below reflects each individual debt security in an unrealized loss position greater than 12-months and below investment grade with the lowest rating by security type as of June 30, 2010.  All of the securities were pooled instruments.

Description	Class	Book Value	Fair Value	Unrealized Loss	Lowest Credit Rating
CMOs - Private Issuer:
CWALT 2006-19CB	A14	$3,588,208	$1,419,900	$(2,168,308)	Caa3
CWALT 2005-J11	1A10	2,943,780	2,582,188	(361,592)	Caa1
ARMT 2005-3	4A1	3,260,373	2,501,860	(758,513)	Caa1
JPMMT 2007-S3	2A3	2,590,502	2,446,189	(144,313)	CC

Trust Preferred Securities:
Alesco Preferred Funding IV	B-1	853,230	204,425	(648,805)	Ca
Alesco Preferred Funding Ltd	A-1	2,350,456	1,389,010	(961,446)	CCC+
US Capital Funding III 12/01/35	A-2	2,966,434	900,000	(2,066,434)	Ba1
US Capital Funding I 05/01/34	B-2	687,131	70,000	(617,131)	Caa1

c.
Revise your future filings to clearly disclose how you considered the below investment grade credit rating for these securities in your conclusion that these securities are not other-than-temporarily impaired, and that no portion of their unrealized losses were credit related.  Identify the factors that you believe caused the fair value of these securities to be significantly lower than cost.

We will revise future filings to include the following disclosure:

The Company’s eight investment securities that are in an unrealized loss position and rated below investment grade were all originally purchased at investment grade.  Beginning the second half of 2008 and through the second quarter of 2010, factors outside the Company’s control impacted the fair value of these securities and will likely continue to do so for the foreseeable future.  These factors include, but are not limited to, issuer credit deterioration, issuer deferral and default rates, potential failure or government seizure of underlying financial institutions, ratings agency actions, or regulatory actions.  As a result of changes in these and various other factors during 2009 and the first half of 2010, Moody’s Investors Service and Standard & Poor’s downgraded multiple CMO and Trust Preferred Securities, including securities held by the Company.  Of the Company’s fifty CMOs, four are now considered to be below investment grade and in an unrealized loss position.  Of the Company’s six trust preferred securities, four are now considered to be below investment grade and in an unrealized loss position.  The deteriorating economic, credit and financial conditions experienced in 2008 and through the first half of 2010 have resulted in illiquid and inactive financial markets and severely depressed prices for these securities.

The below investment grade for those securities in the table above was only one factor evaluated in determining whether it was appropriate to recognize an other-than-temporary impairment.  Since the securities were below investment grade, we performed additional cash flow analysis in determining if the unrealized losses on the below investment grade securities are considered to be other-than-temporary.

Mr. Mark Webb
September 22, 2010

Of our four CMOs in unrealized loss positions with below investment grading, we’ve determined that all but one is other than temporarily impaired.  The ARMT 2005-3 investment is not considered other-than-temporarily impaired due to management not having an intention to sell the investment and not believing we will be required to sell the investment before recovery of its amortized cost basis based on the Company’s senior tranche position, the underlying mortgages experiencing a relatively low amount of delinquencies and foreclosures of 9.1% and an average FICO score of 745.

Of the four PTPS securities in unrealized loss positions with below investment grading, we’ve determined that all but one is other-than-temporarily impaired.  The Alesco Preferred Funding Ltd Class A-1 investment is not considered other-than-temporarily impaired due to management not having an intention to sell the investment and not believing we will be required to sell the investment before recovery of its amortized cost basis.  Due to uncertainty in the credit markets broadly, and the lack of both trading and new issuance in pooled trust preferred securities, market price indications generally reflect the illiquidity in these markets and not the credit quality of the individual securities. Due to this illiquidity, it is unlikely that the Company would be able to recover its investment in this security if it was sold at this time. The Company has the intent and ability to hold this security until a recovery of costs, which may be at maturity. Based on an assessment of the credit quality of the underlying issuers and the Company’s senior tranche position we did not consider the investment in this security to be other-than-temporarily impaired at June 30, 2010. The Company will continue to monitor the market price of this security and the default rates of the underlying issuers and continue to evaluate this security for possible other-than-temporary impairment.

d.
For below investment grade securities where you have recognized credit impairment, revise your future filings to more clearly disclose why the amount of credit impairment is not in proportion to the unrealized loss, particularly in light of the fact that these securities are below investment grade and therefore more speculative.

We will revise future filings to include the following disclosure:

With regard to our PTPS CDO valuations, unrealized losses are larger than OTTI for two primary reasons.

1)
The discount rate used in assessing OTTI is the purchased yield of a bond, which is constant. Therefore, changes in OTTI are purely a function of changes in the amount and timing of projected future cash flows, but are not influenced by the market’s required rate of return for these cash flows (their discount rate). Fair value measures, however, incorporate the market’s perception of the risk of a bond’s future cash flows. Given that the credit quality of PTPS collateral has deteriorated significantly since the onset of the credit crisis, the riskiness of all PTPS CDO bonds has increased, pushing the discount rates used to value them well above their coupon rates.  This risk premium is the primary reason that the fair values of most PTPS CDOs are significantly below their amortized costs.

Mr. Mark Webb
September 22, 2010

2)
During the height of the credit bubble in late 2007 and early 2008, there was tremendous demand for PTPS CDOs, and competition among dealers for PTPS compressed collateral credit spreads to artificially tight levels. When the credit bubble burst, demand for PTPS declined and PTPS credit spreads increased. This increase in credit spreads reduced the fair value of PTPS collateral, which by extension reduced the fair value of PTPS CDOs.

Although the third party model we use captures the illiquidity premium embedded in the yields of benchmark, publicly traded PTPS, we do not incorporate the illiquidity that currently exists in the PTPS CDO market itself. The PTPS CDO market is severely dislocated and opaque, and features a small number of sophisticated hedge funds bidding for PTPS assets held by a large number of institutions. As a result, trades have occurred over a wide range of prices that we believe contain excessive discounts for distressed sales, illiquidity and complexity, and are therefore not an accurate measure of the fair value of PTPS CDOs.

Note 16 – Fair Value Measurement, page 51

5.
You disclose on page 52 that impaired loans are measured at fair value “utilizing Level 3 inputs, which include appraisals of underlying collateral and discounted cash flow analysis.”  Please address the following:

a.
Given that ASC 310-10-35-22 permits impairment measurements on collateral-dependent loans to be based on the fair value of the underlying collateral as a “practical expedient,” tell us what consideration you gave to using a discounted cash flow model to measure impairment on those loans for which current appraisals were not available.  To this extent, if you did not use external appraisals to fair value the collateral for impaired loans, please provide us with a comprehensive response which discusses your process and procedures for estimating the fair value of the collateral for these loans.

Each of the impaired loans is considered individually in the light of its specific circumstances in determining the fair value of collateral.  To determine a method of estimating fair value, senior loan management first looks to whether the original or most recent collateral appraisal has been dated within the last 12-18 months.  If there was an appraisal performed within that period, management will rely on the appraisal to estimate the fair value of collateral.

Mr. Mark Webb
September 22, 2010

If there is not a recent appraisal, management will see whether the collateral has been listed for sale, and if so, we will consider the listed price and any offered price as part of the fair value estimate.  We compare the listed price to the latest appraisal we do have and also inquire of real estate agents in the area of the collateral to ascertain if the listed price is realizable, concentrating on recently completed transactions of similar property, when available.  Based on this analysis, the fair value of collateral will be either the listed or offer price, or if it is determined that the listed price is not likely representative of what the collateral will ultimately sell for, the listed price is discounted to an estimated realizable price.

If the collateral is not yet listed for sale, we will perform the same additional analysis discussed in the previous paragraph pertaining to contacting real estate agents within the market of the collateral to ascertain whether there have been recent sales of similar property.  If there has not been a recently completed sale of similar property we will adjust the appraisal value based on macroeconomic trends in the collateral’s geographic area.  Estimates of value are never used to raise a value; however, estimates may be used to recognize deterioration of market values.

Discounted cash flows are used if none of the aforementioned processes yield a reasonable estimate of fair value.

b.
Tell us whether your decision to obtain updated appraisals was made on a property-by-property basis or whether you consider the broader economic climate and widespread deterioration in real estate values.

The decision to obtain updated appraisals, as they relate to impaired loans, is made both on a property-by-property basis dictated by the aforementioned considerations in 5.a, and based on the broader economic climate. Since the Bank has operations throughout diverse geographic areas, we do consider the broader economic climate particular to each of our operating locations as an additional factor in obtaining updated appraisals. We consider both macroeconomic indicators such as unemployment trends and also recent appraisals for new loans as measurements of economic climate.  When appraisals of recently approved loans in any of our operating markets are showing deteriorating values, we will consider that fact, along with the magnitude of deterioration, as a factor indicating that updated appraisals might be necessary for collateral dependent loans.

c.	To the extent possible, please tell us the average age of the appraisals used to determine the fair value of your collateral-dependent impaired loans at December 31, 2009 and March 31, 2010.

The average age of the appraisals used to determine the fair value of collateral-dependent impaired loans was four months (ranging individually from one to eight months).

Mr. Mark Webb
September 22, 2010

d.	Tell us whether estimates or adjustments were made and reflected in your financial statements for appraisals in process or that were otherwise delayed for any particular quarter or at year end.

We did not have any appraisals that were in process or otherwise delayed for any particular quarter or year end.

As requested by the Staff, the Company confirms the following:

The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are filing this letter via EDGAR.  If you have any questions or comments regarding our response to the Comment Letter, please do not hesitate to contact me at (315) 433-0111 ext. 1582

Sincerely,

/s/ Lisa Jones
Lisa Jones
Vice President and Principal Accounting Officer

cc: Ross Prossner, Chief Executive Officer, President